SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __)

                   -------------------------------------------

                           DATRON SYSTEMS INCORPORATED

                            (NAME OF SUBJECT COMPANY)


                                 ACQUISITOR PLC

                   -------------------------------------------

                      (NAME OF PERSON(S) FILING STATEMENT)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)


                                    238173108

                   -------------------------------------------

                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                              MATTHEW J. DAY, ESQ.
                          118 E. 25TH STREET, 8TH FLOOR
                            NEW YORK, NEW YORK 10010
                                 (212) 614-0323

                   -------------------------------------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

   [x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                                 ACQUISITOR PLC
                                 190 The Strand
                                     London
                                     England
                                    WC2R 1JN


                       OPEN LETTER TO DATRON SHAREHOLDERS

July  3,  2001

Re:  Datron  Systems  Incorporated

Dear  Fellow  Shareholders:

The past few weeks have been busy for Acquisitor plc, a significant shareholder of Datron ("Acquisitor"). We approached L-3 Communications Corporation ("L-3") regarding its interest in acquiring Datron Systems Incorporated ("Datron" or the "Company") at the same time that Datron was approached by The Titan Corporation ("Titan") to acquire Datron.

We find it interesting that David Derby, Datron's Chairman and Chief Executive Officer, and Datron's Board of Directors were conspicuous in their absence, having solicited neither the Titan offer nor the L-3 expression of interest.

Both Mr. Derby in his letter to Acquisitor dated May 4, 2001 (which is filed as an exhibit to Datron's Current Report on Form 8-K filed on May 4, 2001) and Mr. George Ball, Chairman of Philpott Ball, Datron's investment bankers, in his letter to Mr. Lanza, Chairman and CEO of L-3, dated June 25, 2001 have speculated on Acquisitor's agenda. We would therefore like to set the record straight as to Acquistor's intentions.

Acquisitor is in the business of creating value in its holdings and has never received more for its shares than have other shareholders. In fact, because Acquisitor expends considerable funds in taking an active role in the management of its holdings to enhance shareholder value, Acquisitor nets significantly less for its shares than shareholders who do not expend such funds.

Acquisitor met with Mr. Lanza and certain of his colleagues on May 24, 2001 to discuss a negotiated transaction involving Datron. As a result of that meeting, Mr. Lanza wrote to us on May 30, 2001 indicating L-3's interest in buying substantially all of the assets, and assuming the liabilities, of Datron, in a fully-financed, all-cash offer of $52 million. Promptly after we received the written expression of interest from L-3, we forwarded it to Mr. Derby. This expression of interest lapsed on June 8, 2001.

Subsequently, after discussions between Mr. Lanza and Acquisitor, on June 12, 2001, Mr. Lanza made the same written expression of interest directly to Mr.
Derby  and  the  Datron  Board  of  Directors.

Mr. Ball responded on behalf of Datron by letter dated June 13, 2001 (which is filed as an exhibit to Datron's Current Report on Form 8-K filed on June 27,
2001) stating that an estimated $6 million of the $52 million to be paid in the proposed asset purchase by L-3 would be required to pay taxes that the Company would have had to pay on the difference between the sale price and the Book Value of the Company's assets. We question why Datron did not negotiate with L-3 after Mr. Lanza submitted to Datron the $52 million fully-financed, all-cash expression of interest.

As can be seen from Mr. Lanza's letter of June 25, 2001 to Mr. Ball, Mr. Lanza is perplexed by the Datron Board's lack of common courtesy to even acknowledge the expression of interest in public, let alone their negotiating a transaction for the benefit of Datron's shareholders without fully exploring L-3's expression of interest. Unfortunately we were not privy to the conversation between Mr. Ball and Mr. Lanza and cannot therefore comment on how things were left between them.

We can, however, tell you that we hold Mr. Lanza in the highest regard and that we are shocked that no one from Datron's Board of Directors had the courtesy to explore Mr. Lanza's expression of interest with him directly. Given Mr. Derby's public commitment to enhance shareholder value, a quick phone call might have been time well spent. At the least we would have expected one of the Company's


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independent  Directors to have been involved in any discussions with potentially interested parties. We are also concerned that Datron's Board of Directors would enter into a definitive agreement with a breakup fee without fully exploring all alternatives.

We would also like to address price. Unfortunately, we shareholders are sometimes in need of a reality check. If two major companies offer roughly the same price for another company it can sometimes be a pretty good indication of value. In reality given the outlook for Datron's business over the next few quarters, it might be difficult to justify a significantly higher price, based on information currently in the public domain. However, someone with all the facts might well have been in a better position to evaluate the fairness of both the L-3 expression of interest and the Titan offer. We question why the Board of Directors of Datron, having received an unsolicited expression of interest from L-3 as well as an offer from Titan, did not formally auction Datron in order to optimize value for all of Datron's stockholders. We also question why Datron's Board of Directors, having two potential suitors and probably others if they had tried to auction the Company, settled for the first firm offer they received. In the end, we did and do not care what suitor acquires Datron, only that all Datron's shareholders receive optimal value for their shares. We firmly believe that negotiating with L-3 and any other potential suitors, let alone conducting a formal auction process, would have been the best way to assure that shareholders receive optimal value.

Fellow shareholders, we cannot advise you whether to tender your Datron stock for Titan stock or not, nor would we presume to do so. We can, however, inform you of our intentions. FIRSTLY, WE WILL NOT BE MAKING ANY DECISION UNTIL AFTER WE HAVE REVIEWED IN DETAIL THE SOLICITATION MATERIAL. SECONDLY, MUCH AS WE ARE NOT INTERESTED IN OWNING TITAN STOCK, WE WILL REVIEW THE SITUATION AS IT DEVELOPS. UNLESS TITAN'S STOCK IS TRADING SUBSTANTIALLY IN EXCESS OF $20 PER SHARE WE WOULD HAVE LITTLE INTEREST IN EXCHANGING OUR DATRON SHARES FOR TITAN SHARES.



Sincerely,

Duncan  Soukup
Managing  Director
Acquisitor  plc

cc:  the Board of Directors of Datron Systems Incorporated


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